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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 25

                  NOTIFICATION OF REMOVAL FROM LISTING AND/OR
                    REGISTRATION UNDER SECTION 12(b) OF THE
                      SECURITIES EXCHANGE ACTION OF 1934.


                                                  Commission File Number 0-14836



              Metal Management, Inc. / The NASDAQ Stock Market LLC
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 (Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)


  325 North LaSalle Street, Suite 550, Chicago, Illinois 60610 (312) 645-0700
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    (Address, including zip code, and telephone number, including area code, of Issuer's principal executive offices)


                    Common Stock, $0.01 par value per share
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                      (Description of class of securities)


Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

[ ] 17 CFR 240.12d2-2(a)(1)

[ ] 17 CFR 240.12d2-2(a)(2)

[ ] 17 CFR 240.12d2-2(a)(3)

[ ] 17 CFR 240.12d2-2(a)(4)


[ ] Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.(1)

[X] Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Metal Management, Inc. (Name of Issuer or Exchange) certifies that is has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.


9/25/06                  By /s/ Robert C. Larry                        EVP & CFO
-------                    --------------------------                  ---------
 Date                                Name                                Title



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(1) Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.



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